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Telephone: +852 3761 3300	Howie Farn
Facsimile: +852 3761 3301	To Call Writer Directly
+852 3761 3426
www.kirkland.com	howie.farn@kirkland.com

November 19, 2021

Dale Welcome

Martin James

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Canaan Inc.

Response to the Staff’s Comments on the Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-39127)

Dear Mr. Welcome and Mr. James:

On behalf of our client, Canaan Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated November 5, 2021 regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2020, File No. 001-39127 (the “Form 20-F”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Form 20-F.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Form 20-F unless otherwise specified.

PARTNERS: Pierre-Luc Arsenault3 | Manas Chandrashekar5 | Lai Yi Chau | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Chui Hao Farn3 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | David G. Harrington7 | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Richard C.C. Sharpe | Jesse D. Sheley# | Wenchen Tang3 | Li Chien Wong | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS: Gautam Agarwal5 | Joseph R. Casey9 | Michelle Cheh6 | Yuxin Chen3 | Daniel Dusek3 | James A. Hill5 | Ju Huang3 | Ding Jin3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Wei Yang Lim5 | Bo Peng8 | Liyong Xing3 | David Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

November 19, 2021

The Company respectfully advises the Staff that the Company does not use a structure that involves variable interest entities based in China, nor does it operate any online platform that has more than one million registered users. Furthermore, the additional disclosure requested by the Staff primarily relate to development in 2021. As such, the Company considers it more appropriate to make additional disclosure in response to the development in 2021 as proposed herein in its annual report for the fiscal year ending December 31, 2021.

Form 20-F for the Fiscal Year Ended December 31, 2020

ITEM 3. Key Information, page 1

1.

Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC), or any other entity that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company proposes to include the paragraph below under “Item 3. Key Information”. The current draft speaks as of the date of this letter, and the Company undertakes to update the information to ensure it reflects the most recent regulatory requirement in the PRC.

Proposed addition:

We were advised by our PRC legal advisors that we and our operating subsidiaries have obtained all requisite permissions for our operations in all material aspects from relevant Chinese authorities and none of the requisite permissions for our operations in all material aspects have been denied by the Chinese authorities.

Operations in the PRC

Our PRC operating subsidiaries have completed the following registration and filing for our operations in the PRC: (i) Business Licenses, (ii) ICP Filing, (iii) Customs Declaration, (iv) Filing and Registration of Foreign Trade Operator, (v) Record of Enterprise Investment Project, (vi) Environmental Aspects & Impacts Register, (vii) Fixed Source Emissions Registration, (viii) Foreign Exchange Registration or Filing and (ix) Qualification filing of Enterprise Ministry of Commerce.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

November 19, 2021

Offering of Securities outside of PRC

As the China Securities Regulatory Commission (CSRC) issued Opinions on Intensifying Crack Down on Illegal Securities Activities (《关于依法从严打击证券违法活动的意见》) on July 6, 2021, there are great uncertainties with respect to the interpretation and implementation thereof. Based on our understanding of the current PRC laws, regulations and rules that the CSRC’s approval may not be required for the listing and issuance our securities to foreign investors, given that the CSRC has not issued any definitive rule or interpretation concerning whether the offerings like ours in our prospectus are subject to the regulations and rules. Nevertheless, the Chinese government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding overseas equity fundraising and listing by Chinese companies and compliance with China’s securities laws. If the CSRC or other Chinese authorities later promulgate new rules or explanations requiring that we obtain their approvals for the issuance of our securities to foreign investors, we may be unable to obtain a waiver of such approval requirements.

Proposed Regulation by the Cyberspace Administration of China

On July 10, 2021, the Cyberspace Administration of China (CAC) published the Measures for Cybersecurity Review (Draft for Comments) (《网络安全审查办法（修订草案征求意见稿）》), which restates and expands the applicable scope of the cybersecurity review. Pursuant to the draft measures, critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. The draft measures further stipulate that if an operator has personal information of over one million users and intends to be listed in a foreign country, it must be subject to the cybersecurity review. On November 14, 2021, the CAC published the Administrative Regulations on Internet Data Security (Draft for Comment) (《网络数据安全管理条例（征求意见稿）》), which stipulates the scope for data processors to declare network security review. The draft regulations may apply to the use of networks to carry out data processing activities and the supervision and administration of network data security in China and apply to activities outside China to process data of individuals and organizations in China under any of the following circumstances:（1）For the purpose of providing products or services to China;（2）Analyze and evaluate the behavior of domestic individuals and organizations;（3）Involving domestic important data processing;（4）Other circumstances stipulated by laws and administrative regulations. The draft regulations further stipulate that if a data processor that processes the personal information of more than one million users intends to be listed in a foreign country, it shall declare the network security review. Our principal business activities do not involve large numbers of registered users or deal with vast amount of user data. While we operate a small-scale online discussion forum for developers and therefore transmit and store limited amount of confidential and private information of our customers and others, such as personal information, including user accounts, phone numbers, and E-mail accounts, our online discussion forum is far less than one million of registered users. We and our operating subsidiaries may not be required to apply to the Cybersecurity Review Office, which was set up under the CAC, for a cybersecurity review and may also not be required to declare network security review, given that the draft measures and the draft regulations were released for public comment only, and its operative provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The draft measures and the draft regulations remain unclear on whether the relevant requirements will be applicable to companies, which have been listed in the United States, such as us. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the draft measures and the draft regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

November 19, 2021

ITEM 3.D. Risk Factors Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors..., page 32

2.

Please expand your risk factor to disclose that in June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if signed into law, would reduce the time period for the delisting of foreign companies under the Holding Foreign Companies Accountable Act to two consecutive years, instead of three years.

In response to the Staff’s comment, the Company proposes to make revision to this risk factor as shown below.

Proposed revision (additional language underlined)

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

November 19, 2021

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On September 22, 2021, the SEC approved a rule adopted by PCAOB, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The new rule was approved by the SEC on November 5, 2021.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

November 19, 2021

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

November 19, 2021

Consolidated Financial Statements

Statement of Cash Flows, page F-7

3.

We note your response to prior comment nine but also note the significance of the noncash write-downs of obsolete inventory and of prepayments to third party suppliers in 2019 and 2018. In future filings beginning with your Form 20-F for the year ended December 31, 2021, to enhance an investor’s understanding of the cash provided by (used in) your operations, please revise the statements to separately present such significant noncash charges as adjustments to net income/(loss) within your reconciliation of net income (loss) to net cash (used in)/provided by operating activities. Refer to ASC 230-10-45-28 and 45-29

The Company respectfully advises the staff that in future filings we will revise the cash flow statements to separately present the significant noncash write-downs of obsolete inventory and of prepayments to third party suppliers as adjustment to net income/(loss) within the reconciliation of net income (loss) to net cash (used in)/provided by operating activities.

If you have any questions regarding this letter, please contact me by phone at +852 3761 3426 or via e-mail at howie.farn@kirkland.com.

Very truly yours,

/s/ Howie Farn
Howie Farn

Enclosure

cc:	Nangeng Zhang, Chairman and Chief Executive Officer, Canaan Inc.

James Jin Cheng, Chief Financial Officer, Canaan Inc.

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Howie Farn, Esq., Partner, Kirkland & Ellis International LLP

Steven Zhao, Partner, PricewaterhouseCoopers Zhong Tian LLP